ROBERT T. SMITH

Chief Financial Officer and Treasurer

Citizens Holding Company 521 Main Street

Philadelphia, MS 39350

April 19, 2013

John P. Nolan, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR

Re:	Citizens Holding Company

Form 10-K for the fiscal year ended December 31, 2012

Filed March 15, 2013

File No. 001-15375

Dear Mr. Nolan:

As Chief Financial Officer and Treasurer for Citizens Holding Company (the “Company”), I acknowledge receipt of your letter dated April 1, 2013 (the “Comment Letter”). The Company’s responses to the SEC’s comments are keyed to the numbering in the Comment Letter.

1.	Form 10-K for the Year Ended December 31, 2012

Item 6. Selected Financial Data

Exhibit 13, pages 64-65

Comment: Please revise the Selected Year End Average Balances in future filings, as applicable to ensure that the amounts are consistent with the information appearing in the Average Balance Sheets or advise the staff as to the reasons for the differences.

Response: The Company will explain in all future filings the differences between the Selected Year End Average Balances and Average Balance Sheets. The following example is based on the disclosure in Item 6 of the Form 10-K for the year ended December 31, 2012.

Table 2 – Average Balance Sheets and Interest Rates sets forth average balance sheet data, including all major categories of interest-earning assets and interest-bearing liabilities, together with the interest earned or interest paid and the average yield or average rate paid on each such category for the fiscal years ended December 31, 2012, 2011 and 2010.

John P. Nolan

April 19, 2013

TABLE 2 – AVERAGE BALANCE SHEETS AND INTEREST RATES

(in thousands)

	Average Balance			Income/Expense			Average Yield/Rate
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Loans:
Loans, net of unearned(1)	$381,234	$407,299	$437,000	$23,247	$25,341	$28,083	6.08%	6.22%	6.43%
Investment Securities
Taxable	257,073	230,777	205,539	7,326	7,911	6,190	2.85%	3.43%	3.01%
Tax-exempt	103,648	94,402	97,032	5,028	4,904	5,091	4.85%	5.19%	5.25%

Total Investment Securities	360,721	325,179	302,571	12,354	12,815	11,281	3.42%	3.94%	3.73%
Federal Funds Sold and Other	21,086	19,821	22,344	51	49	53	0.24%	0.25%	0.24%

Total Interest Earning Assets(1)(2)	763,041	752,299	761,915	35,652	38,205	39,417	4.67%	5.08%	5.17%

Non-Earning Assets	79,415	76,878	77,297

Total Assets	$842,456	$829,177	$839,212

Deposits:
Interest-bearing Demand Deposits	$191,930	$170,323	$166,595	$739	$802	$1,067	0.39%	0.47%	0.64%
Savings	44,777	39,497	36,127	99	130	134	0.22%	0.33%	0.37%
Time	248,886	234,892	263,156	1,838	2,278	3,927	0.74%	0.97%	1.49%

Total Deposits(3)	485,593	444,712	465,878	2,676	3,210	5,128	0.55%	0.72%	1.10%
Borrowed Funds
Short-term Borrowings	81,902	114,000	111,132	754	1,075	1,054	0.92%	0.94%	0.95%
Long-term Borrowings	72,356	82,327	85,923	2,244	2,356	2,516	3.10%	2.86%	2.93%

Total Borrowed Funds	154,258	196,327	197,055	2,998	3,431	3,570	1.94%	1.75%	1.81%

Total Interest-Bearing Liabilities	639,851	641,039	662,933	5,674	6,641	8,698	0.88%	1.03%	1.31%
Non-Interest Bearing Liabilities
Demand Deposits	107,130	98,999	90,163
Other Liabilities	7,503	6,885	7,340
Shareholders’ Equity	87,972	82,254	78,776

Total Liabilities and Shareholders’ Equity	$842,456	$829,177	$839,212

Interest Rate Spread							3.79%	4.05%	3.86%

Net Interest Margin				$29,978	$31,564	$30,719	3.93%	4.20%	4.04%

Less
Tax Equivalent Adjustment				1,278	1,247	1,296

Net Interest Income				$28,700	$30,317	$29,423

John P. Nolan

April 19, 2013

(1)

Overdrafts on demand deposit accounts are not included in the average volume calculation as they are not considered interest earning assets by the Company. They are included in the “Non-Earning Assets” balance above.

(2)	Earning Assets in Table 2 does not include the dividend paying stock of the Federal Home Loan Bank.
(3)	Demand deposits are not included in the average volume calculation as they are not interest bearing liabilities. They are included within the non-interest bearing liabilities section above.

Furthermore, the Company advises the Staff that Table 1 has been revised to include a reference to amortized cost with respect to securities available for sale and to ensure that securities balances in Table 1 and Table 2 are consistent as set forth below.

TABLE 1 – FIVE YEAR FINANCIAL SUMMARY

	(in thousands)
Selected Year End Average Balances	2012	2011	2010	2009	2008
Loans, net of unearned income	$381,597	$407,748	$437,563	$441,841	$398,184
Allowance for loan losses	7,056	6,594	5,939	4,867	4,084
Securities available for sale, amortized cost	360,721	325,179	302,571	285,603	207,339
Earning assets	766,663	753,042	762,993	732,968	634,012
Total assets	842,456	829,177	839,212	806,213	702,190
Deposits	592,723	543,711	556,041	559,036	495,428
Long term borrowings	72,356	82,327	85,923	79,079	81,467
Shareholders’ equity	87,972	82,254	78,776	74,330	70,112

2.	Item 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations
Exhibit 13
Loans
Provision for Loan Losses and Asset Quality
Table 8—Non-Performing Assets, page 76

Comment: We note the presentation of non-performing loans and the disclosure on page 75 that non-performing loans include troubled debt restructurings. Please tell us and revise future filings to clearly identify all troubled debt restructured loan balances within the body of the table pursuant to Item III C of Guide III.

Response: The Company will identify in future filings all troubled debt restructured loan balances within the body of the table pursuant to Item III C of Guide III. The following is our proposed disclosure, with the troubled debt restructuring balance added.

John P. Nolan

April 19, 2013

	As of December 31,
	2012	2011	2010	2009	2008
PRINCIPAL BALANCE
Non-accrual	$8,540	$9,840	$10,932	$9,794	$1,397
Accruing loans 90 days or more past due	609	269	1,023	1,291	911
Troubled debt restructurings	5,602	1,459	—	—	—

TOTAL NON-PERFORMING LOANS	$14,751	$11,568	$11,955	$11,085	$2,308

3.	Table 16, page 91

Comment: We note you disclose you have significant negative cumulative gap for all measurement windows less than one year. In light of these amounts exceeding 30% and with a view towards more granularity, please tell us and disclose in future filings whether or not management or the Asset Liability Committee maintain and/or discuss percentage limits for these measurement periods. For example, we note that the bank is highly liability sensitive at the present time, but also is interested in increasing core deposits by offering more competitive rates at the time of continued constrained interest rate spreads and margins during 2012 as noted on page 69.

Response: The Company will disclose in future filings whether management or the Asset Liability Committee maintain and/or discuss percentage limits for these measurement periods. The following example is based on the disclosure in Item 7 of the Form 10-K for the year ended December 31, 2012.

Rate sensitivity gap analysis is another tool management uses to measure interest rate risk. The rate sensitivity gap is the difference between the repricing of interest-earning assets and the repricing of interest-bearing liabilities within certain defined time frames. The Company’s interest rate sensitivity position is influenced by the distribution of interest-earning assets and interest-bearing liabilities among the maturity categories. Table 16—Rate Sensitivity Gap reflects interest-earning assets and interest-bearing liabilities by maturity distribution as of December 31, 2012. Product lines repricing in time periods predetermined by contractual agreements are included in the respective maturity categories.

	1 - 90 Days	91 - 365 Days	1 - 5 Years	Over 5 years	Total
INTEREST EARNING ASSETS
Loans	$34,189	$64,385	$216,159	$32,760	$347,493
Investment securities	109,781	176,818	84,864	49,446	420,909
Interest Bearing Due From Bank Accounts	16,229	—	—	—	16,229

TOTAL INTEREST BEARING ASSETS	$160,199	$241,203	$301,023	$82,206	$784,631

INTEREST BEARING LIABILITIES
Interest bearing demand deposits	$210,064	$—	$—	$—	$210,064
Savings and Money Market deposits	63,988	—	—	—	63,988
Time deposits	66,309	129,461	52,480	—	248,250
Short term borrowings	73,307	—	—	—	73,307
Long term borrowings	—	45,000	3,500	20,000	68,500
TOTAL INTEREST BEARING LIABILITIES	$413,668	$174,461	$55,980	$20,000	$664,109

Rate sensitive gap	$(253,469)	$66,742	$245,043	$62,206	$120,522
Rate sensitive cumulative gap	(253,469)	(186,727)	58,316	120,522	—
Cumulative gap as a percentage of total earning assets	-32.30%	-23.80%	7.43%	15.36%

John P. Nolan

April 19, 2013

The purpose of the above table is to measure interest rate risk utilizing the repricing intervals of interest sensitive assets and liabilities. Rate sensitive gaps constantly change as funds are acquired and invested and as rates change. Rising interest rates are likely to increase net interest income in a positive gap position while falling interest rates are beneficial in a negative gap position.

The above rate sensitivity analysis places interest-bearing demand and savings deposits in the shortest maturity category because these liabilities do not have defined maturities. If these deposits were placed in a maturity distribution representative of the Company’s deposit base history, the shortfall of the negative rate sensitive gap position would be reduced to an acceptable level in the 1-to-90 day time frame. It is the goal of the Company to achieve a cumulative gap ratio of plus or minus 15% for all periods under one year, with maximum acceptable limits of plus or minus 20%. Quarterly, management discusses with the ALCO and the board of directors the gap position in relation to the established goals, highlights any reasons for variances from the goals and suggests changes to better align the Company’s position with the established goals. When reviewing the Company’s position, impacting factors and suggested changes, the board of directors also considers other corporate objectives, including increasing core deposits and increasing profitability, before implementing changes intended to align the Company’s position with the established goals. While the board of directors continues to closely monitor the Company’s negative gap position, at this time, management does not anticipate making any significant changes to the Company’s operating practices in order to mitigate the negative gap position.

The rate sensitivity gap table illustrates that the Company had a large negative cumulative gap position for the one-year period as of December 31, 2012. This negative gap position was mainly due to: (1) the interest-bearing and savings deposits being classified in the 1-90 day category; (2) approximately 78.9% of certificates of deposit maturing during the next twelve months; and (3) a significant portion of the Company’s loans maturing after one year.

The interest rate sensitivity and rate sensitivity gap tables, taken together, indicate that the Company continues to be in a liability sensitive position when evaluating the maturities of interest-bearing items. Thus, a decline in the interest rate environment would enhance earnings, while an increase in interest rates would have the opposite effect on the Company’s earnings. The Company has attempted to mitigate the impact of its interest rate position by increasing the amount of its variable rate loans and also by structuring deposit rates to entice customers to lengthen the maturities of their time deposits. The effect of any changes in interest rates on the Company would be mitigated by the fact that interest-bearing demand and savings deposits may not be immediately affected by changes in general interest rates.

4.	Item 8. Financial Statements and Supplementary Data
Exhibit 13
Financial Statements
Note 4 Federal Home Loan Bank Stock, page 21

Comment: Please tell us and expand future filings to include the company’s impairment policy with regard to the company’s holdings of Federal Home Loan Bank Stock.

Response: The Company will disclose in future filings the Company’s impairment policy with regard to the company’s holdings of Federal Home Loan Bank Stock. The following example is based on the disclosure in Note 4 of Exhibit 13 to the Form 10-K for the year ended December 31, 2012.

John P. Nolan

April 19, 2013

The Company, as a member of the Federal Home Loan Bank of Dallas (“FHLB”) system, owns stock in the organization. No ready market exists for the stock, and it has no quoted market value. The Company’s investment in the FHLB is carried at cost of $3,235,300 and $3,382,300 at December 31, 2012 and 2011, respectively, and is included in other assets. The Company has purchased stock and had stock redeemed in 2012 and 2011 at the par value of $100 per share.

While the Federal Home Loan Banks have been negatively impacted by the current economic conditions, the Federal Home Loan Bank of Dallas reported profits for 2012 and 2011, as of 2011 and 2012, was in compliance with its regulatory capital and liquidity requirements, and in 2011 and 2012, continued to pay dividends on its stock and make redemptions at the par value. With consideration given to these factors, management concluded that the stock was not impaired at December 31, 2012 or 2011.

5.	Note 5 Loans, page 29

Comment: Please tell us and clearly identify troubled debt restructured loans in future filings within the disclosures for restructured loans appearing in Note 5 Loans. In addition, state if the company was committed to lend additional funds to borrowers with troubled debt restructured loans.

Response: The Company will identify in future filings troubled debt restructured loans within the disclosures for restructured loans appearing in Note 5 Loans, and state whether the company was committed to lend additional funds to borrowers with troubled debt restructured loans. The following example is based on the disclosure in Note 4 of Exhibit 13 to the Form 10-K for the year ended December 31, 2012.

The following table presents troubled debt restructurings segregated by class (in thousands, except number of loans):

December 31, 2012	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial real estate	4	$6,850	$5,602

Total	4	$6,850	$5,602

December 31, 2011	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial real estate	1	$1,699	$1,459

Total	1	$1,699	$1,459

John P. Nolan

April 19, 2013

Changes in the Company’s troubled debt restructurings are set forth in the table below:

	Number of Loans	Recorded Investment
Totals at January 1, 2012	1	$1,459
Additional loans with concessions	3	4,878
Reductions due to:
Writedown		(634)
Principal paydowns		(101)

Total at December 31, 2012	4	$5,602

The allocated allowance for loan losses attributable to troubled debt restructured loans was $42,850 and $650,000 at December 31, 2012 and 2011, respectively.

The Company had no remaining availability under commitments to lend additional funds on these troubled debt restructurings at December 31, 2012.

6.	Note 17 Fair Value of Financial Instruments, page 53

Comment: Please tell us and expand the disclosure in future filings to provide a narrative description of the sensitivity of the measurement of the company’s pooled trust preferred security to changes in unobservable inputs including a discussion of interrelationships between inputs pursuant to ASC 820-10-50-2 (g).

Response: The Company will disclose in future filings a narrative description of the sensitivity of the measurement of the company’s pooled trust preferred security to changes in unobservable inputs including a discussion of interrelationships between inputs pursuant to ASC 820-10-50-2 (g). The following example is based on the disclosure in Note 17 of Exhibit 13 to the Form 10-K for the year ended December 31, 2012.

Securities Available-for-Sale

Fair values for investment securities are based on quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments (Level 2). When neither quoted prices nor comparable instruments are available, unobservable inputs are needed to form an expected future cash flow analysis to establish fair values (Level 3).

The Company owns certain beneficial interests in one collateralized debt obligation secured by community bank trust preferred securities. These interests do not trade in a liquid market, and therefore, market quotes are not a reliable indicator of their ultimate realizability. The Company utilizes a discounted cash flow model using inputs of (1) market yields of trust-preferred securities as the discount rate and (2) expected cash flows which are estimated using assumptions related to defaults, deferrals and prepayments to determine the fair values of these beneficial interests. Many of the factors that adjust the timing and extent of cash flows are based on judgment and not directly observable in the markets. Therefore, these fair values are classified as Level 3 valuations for accounting and disclosure purposes. Since observable transactions in these securities are extremely rare, the Company uses assumptions that a market participant would use in valuing these instruments. These assumptions primarily

John P. Nolan

April 19, 2013

include cash flow estimates and market discount rates. The cash flow estimates are sensitive to the assumptions related to the ability of the issuers to pay the underlying trust preferred securities according to their terms. The market discount rates depend on transactions, which are rare given the lack of interest of investors in these types of beneficial interests.

On behalf of the Company, the undersigned acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (601) 389-3302 with respect to this response to the Comment Letter or if you need additional information. We appreciate your assistance.

Sincerely,

/s/ Robert T. Smith

Robert T. Smith